UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc: Buyback of Own Shares
LONDON, March 29, 2012/PRNewswire-FirstCall/ --
Royal Dutch Shell plc (NYSE: RDS.A)(NYSE: RDS.B) announces that on 29 March,
2012 it purchased for cancellation 717,134 "B" Shares at a price of 2201.26 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,660,686,038

    Enquiries

    Shell Media Relations
    International, UK, European Press: +31-70-377-3600
    Shell Investor Relations
    Europe: +31-70-377-3996
    United States: +1-713-241-2069

Source: Royal Dutch Shell plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 30 March 2012	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary